DANISCO

Commission File No. 82-3158

January 17, 2005

[redacted]

05005268

Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated October 29, 2004.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

1/24

DUSN001-05/02

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				X
1.	11/10/2004	Danisco launches restructuring plan in Europe	X			X
2.	11/17/2004	Danisco doubles its flavour production Asia	X			X
3.	11/18/2004	Danisco expands Xylitol and Xylose production in China	X			X
4.	12/07/2004	New Danisco Emulsifiers President appointed	X			X
5.	12/31/2004	Danisco supports tsunami victims	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	12/16/2004	Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act		X	Notice No.12/2004	X
2.	12/16/2004	Announcement of results for H1 2004/05		X	Notice No.13/2004	X
3.	1/7/2005	Employee-elected Board member retires from the Board of Directors		X	Notice No.1/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS** (Information from Danisco A/ web site as of January 17, 2004)				
1.	12/16/2004	Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act	X	X	X	X
2.	12/16/2004	Announcement of results for H1 2004/05	X	X	X	X

3.	n/a	Peer Group				X
4.	n/a	Financial Calendar				X
5.	n/a	Acquisitions and Divestments				X
6.	n/a	Investor Relations Activities				X
7.	n/a	Events				X
8.	n/a	Our Philosophy				X
9.	n/a	Working at Danisco				X
10	n/a	Vacant Jobs at Danisco				X
11.	n/a	Apply for a Job				X
12.	n/a	Danisco proudly sponsors				X
13.	1/17/2005	Danisco Share Price				X
14.	1/17/2005	Employee-elected Board member retires from the Board of Directors	X	X	X	X

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10.11.2004
Danisco launches restructuring plan in Europe

A restructuring plan involving several Danisco sites in France, Germany, Holland and Denmark is being launched.

In France, Danisco plans to restructure at sites acquired with Rhodia Food in May 2004. The restructuring aims at enhancing Danisco´s production efficiency and to safeguard cost competitiveness of the xanthan and culture media businesses.

The planned French restructuring covers the discontinuation of dairy media production in Vinay to concentrate all Danisco´s European media production in Tønder, Denmark, as well as adjustment of the production structure at the xanthan plant in Melle.

´The restructuring in France is essential for Danisco´s competitiveness and to maintain its position on the global xanthan and media markets. A thorough analysis has been conducted with a view to creating the most efficient and financially viable operation for the future. As a result, the intention is to adapt the production structure in Melle and to guarantee European media production from Tønder, Denmark,´ states Ole Rasmussen, President, Danisco France SAS.

On the xanthan market, the excess of worldwide production capacity has significantly impacted the market price with a 40% drop over the last three to five years. This decrease has recently accelerated with the substantial entry of Chinese producers into most of the xanthan market segments. The plan to regain competitiveness at Melle includes a series of actions aimed at significantly reducing the production cost structure due to process adaptations and additional investments improving productivity.

The necessary restructuring plan will give rise to the shedding of 40.5 full-time positions in Melle, three full-time positions in Vinay and two full-time positions in Aubervilliers that relate to Danisco´s innovation activities dedicated to xanthan.

Danisco will take all necessary measures to provide alternative solutions for the affected employees. Therefore, several opportunities for internal relocation will be offered in France and abroad to limit the social impact of the restructuring plan to the widest extent possible. The actual terms and conditions of the relocations will be settled during negotiations with staff representatives over the coming months.

Outside France, the restructuring plan also affects the Dutch functional systems site, and, following the regrouping of all Innovation businesses, the sites at Brabrand (Denmark) and Niebüll (Germany). Its implementation would result in five job reductions in Niebüll, Germany, four job reductions at the innovation centre in Brabrand, and close to 20 job reductions in Zaandam, Holland.

Media consist of powder blends (milk protein, soy, glucose, etc.) formulated to provide the nutritional medium for lactic bacteria growth in milk and are produced through the mechanical mixing of nutrient ingredients. The customers are exclusively the dairy industry.

Xanthan gum is a texturant agent that has numerous uses in food and cosmetic products, among others. Within food applications, the main use of xanthan is as a stabilising agent in salad dressing, sauces, beverages, mayonnaise, ketchup, bakery products and dairy desserts.

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For further information, please contact:
Ole Rasmussen, President, Danisco France SAS
Tel.: +33 1 53 56 50 00
Carl Johan Corneliussen, Media Relations Manager
Tel.: +45 32 66 29 26, mobile: +45 26 15 21 27

2

17.11.2004

Danisco doubles its flavour production in Asia

Danisco Flavours doubles its flavour production in Asia with the construction of a brand new production facility at Danisco´s existing emulsifier and functional systems plant in Penang, Malaysia.

The new facility will be replacing the present site in Singapore and together with Danisco´s Chinese flavour plant it will provide a strong foundation for servicing the Asia Pacific region.

´With the rapid growth we´ve had in the Asia Pacific region and increasing sourcing of local raw materials, there´s a need for a strong manufacturing presence to service our customers and to strengthen and expand our market position,´ says Mac Mardi, Vice President, Danisco Flavours.

The Chinese site alone covers the entire Chinese market, but the two plants will be collaborating on, among other things, raw material sourcing.

The construction of the new production unit constituting an investment of USD 3 million (around DKK 17 million) will be initiated immediately and is expected to be completed in mid-2005. Besides doubling the current capacity, the new facility opens up for an annual two-digit capacity expansion every year for the next few years.

A market set to become a significant growth engine for Danisco, the Asian Pacific flavour market totals approximately USD 1.4 billion with an annual growth rate of 5 per cent.

About Danisco Flavours

Flavours contribute to the taste of food and beverages and have a great effect on consumers´ perception of the product. Danisco produces a wide range of flavours for food and beverages and specialises in, among others, vanilla, fruit and citrus flavours for the food and beverage industries.

For further information, please contact:

Mac Mardi, Vice President, Danisco Flavours Tel.: +44 1933 304 200

Carl Johan Corneliussen, Media Relations Manager Tel.: +45 32 66 29 26, mobile +45 26 15 21 27

3

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18.11.2004

Danisco expands Xylitol and Xylose production in China

Danisco A/S has entered into an agreement with Henan Tangyin Yuxin Co., Ltd. regarding the establishment of a joint venture company to produce Xylitol and Xylose for the Chinese and international markets. The joint venture expands Danisco´s presence in China where the company already produces a broad spectrum of ingredients for the global food and pharma markets.

Danisco A/S has signed a joint venture agreement with the Chinese company Henan Tangyin Yuxin Co., Ltd. The joint venture, which gives Danisco a majority share, will manufacture Xylitol and Xylose. Yuxin´s production facilities (which will be transferred to the joint venture) have been expanded substantially over recent years, and Danisco expects that this, in addition to ongoing investments in Danisco´s European and US Xylose and Xylitol production, will allow Danisco to maintain and expand its product leadership in this premium area of the food ingredients market.

"We wish to participate in growing markets and to seek profitable opportunities for growth, both in terms of production and sales. Many of our Western customers now produce in China for the Chinese market and so it is logical that we should also be there," Pekka Sorsa, President of Danisco Sweeteners comments.

"Xylitol is a key product within the Danisco Sweeteners product portfolio. Through this investment Danisco Sweeteners will add substantial additional volume to their capacity and can access the lower costs that the Chinese market offers. We have also had the opportunity to utilise new and improved technology to further increase the production efficiency. The Chinese market for Xylitol is expanding rapidly," says CEO at Danisco, Alf Duch-Pedersen.

The new company is to be called Danisco Sweeteners (Anyang) Co. Ltd and will have a board of directors in which Danisco will have the majority.

Establishment of the joint venture requires the usual approvals by the relevant Chinese authorities.

For more information, please contact:

Nicholas Dunning - Business Director Xylitol, Danisco Sweeteners Ltd. Tel.: +44 1737 773732

Carl Johan Corneliussen - Media Relations Manager, Danisco A/S Tel.: + 45 32 66 29 26, Mobile: +45 26 15 21 27

About Danisco, China and Xylitol

China has several smaller Xylose and Xylitol producers, and Danisco has invested in the largest and most modern of them. The joint venture will benefit from Danisco Sweeteners well-established worldwide sales network, marketing expertise and application skills. Before the joint venture, the plant primarily produced Xylose for the Chinese market. Now, the plant will produce both Xylose and Xylitol and Danisco Sweeteners will target both the Chinese and international food markets, the largest being in Europe and Japan.

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The Xylose and Xylitol business is organised within Danisco´s Sweeteners division, which also produces a wide range of other speciality carbohydrates, many of which fit into Danisco Sweeteners´ overall health and nutrition theme.

Xylitol is as sweet as sucrose, has no after-taste and is safe for diabetics. Xylitol has 40% less calories than sugar and provides a distinct pleasant cooling effect. It is the only sweetener to show both passive and active dental benefits.

About Henan Tangyin Yuxin Co., Ltd.

Henan Tangyin Yuxin Co., Ltd. was founded in 1996 by its Chairman and main shareholder Mr Zhang QiBin. It is located 520 km southwest of Beijing and approximately 800 km northwest of Shanghai. The main activities of the group are to produce Xylose and Xylitol. The company employs approximately 500 people.

4.

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7.12.2004

New Danisco Emulsifiers President appointed

As a result of Torben Svejgard´s promotion to COO in the spring of this year, his position as President of Danisco Emulsifiers needed to be filled. Danisco is now very pleased to announce that Martin Klaus Nielsen (41) will take over this position. Martin will be based in Brabrand, Denmark.

Martin is a chemical engineer and holds an MBA from SIMI. He has worked for Danisco for 13 years and has successfully held various positions within application, sales, business development and product management. For the past two years, Martin has been President of Cadbury´s and Gumlink´s shared R&D company in Denmark (Chew Tech).

Martin will join Danisco on 1 March 2005.

For more information, please contact:
Torben Svejgård, COO, Texturants, tel.: +45 3266 2000
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927 or +45 2876 5104

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31.12.2004

Danisco supports tsunami victims

Danisco donates DKK 500,000 to help the victims of the tsunami disaster in South East Asia.

The donation is made equally via Danish Red Cross and Swedish Red Cross.

´Danisco´s employees in the regions have not been directly affected by the catastrophe but it´s an immense human tragedy that moves us all,´ says Alf Duch-Pedersen, CEO of Danisco.

For further information, please contact:
Natalie E. Weber, Media Relations
tel.: +45 3266 2927
mobile: +45 2876 5104

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Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
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EXECUTIVE BOARD

DANISCO

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Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 12/2004

16 December 2004

Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 26 August 2004 by cancelling 1,380,000 own shares of DKK 27,600,000 nominal value. After the reduction, the company's share capital is DKK 993,771,040 nominal value, corresponding to 49,688,552 shares.

Pursuant to Section 28, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2004, Danisco A/S holds 0 own shares.

Our most recent notice on Danisco's holding of own shares was that of 16 December 2003, in which we reported that as of that date, Danisco's holding of own shares totalled 1,384,500 shares each of a nominal value of DKK 20, equivalent to 2.71 per cent of the share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

DANISCO

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Notice no. 13/2004

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel.: + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

Announcement of results for H1 2004/05
1 May - 31 October 2004
(unaudited)

16 December 2004

Major sales boost from Rhodia Food Ingredients

Adjusted for changes in exchange rates, sales in Ingredients and Sweeteners grew 15%, mainly resulting from the acquisition of Rhodia Food Ingredients (RFI). However, organic growth was low because of the difficult market situation in Europe, and the sales development in Sugar was weak. Outlook for full-year consolidated profit is unchanged.

- **EBIT(A) before special items and share-based payments was DKK 1,147 million (DKK 1,122 million)**
  Ingredients and Sweeteners recorded EBIT(A) of DKK 718 million (DKK 649 million). EBIT(A) in Sugar was DKK 529 million (DKK 558 million).

- **Integration of Rhodia Food Ingredients is progressing well**
  RFI is included in H1 by five months. Sales were around DKK 625 million with EBIT(A) around DKK 100 million. Outlook for EBIT(A) is upgraded to over DKK 200 million.

- **EBIT up 12% to DKK 1,112 million (DKK 989 million)**
  The discontinuation of goodwill amortisation affected EBIT favourably by DKK 205 million. Special items contrbuted a net effect of DKK 1 million (DKK 72 million). Share-based payments of DKK 36 million were expensed as a result of the increase in the share price.

- **Consolidated profit grew 29% to DKK 727 million (DKK 562 million)**
  Net financials were at level with last year.

- **Earnings per share at DKK 14.25 (DKK 14.23)**
  Earnings per share are adjusted for impact of special items and goodwill amortisation in 2003/04. The number of shares included in the calculation is largely unchanged.

- **Share buybacks limited**
  The prospects of consolidation in our industries trigger a change in the earlier announced share buyback programme. To maintain the financial resources, the share buyback programme in H2 of 2004/05 is limited from DKK 1 billion to DKK 300 million.

Outlook for 2004/05

- Sales are now expected in the range of DKK 17.6-18.6 billion against previously 17.5-19.0 billion (DKK 16.4 billion).
- Consolidated EBIT before special items and share-based payments is now expected in the range of DKK 2,250-2,350 million against previously 2,250-2,450 million (DKK 2,138 million). Special items are estimated to impact earnings adversely by around DKK 175 million.
- Consolidated profit before share-based payments is expected in the range of DKK 1,300-1,400 million (DKK 1,032 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**
Profit and loss account in DKK million					
Net sales		4,210	**4,399**	8,251	**8,605**
Operating profit before special items and amortisation of goodwill (EBIT(A))		559	**557**	1,122	**1,111**
Special items		72	**(24)**	72	**1**
Amortisation of goodwill		(102)	**-**	(205)	**-**
Operating profit (EBIT)		529	**533**	989	**1,112**
Profit on ordinary activities before tax		459	**460**	861	**1,006**
Consolidated profit		306	**329**	562	**727**
Danisco's share of consolidated profit		293	**319**	541	**711**
Cash flows in DKK million					
Cash flow from operating activities		965	**922**	2,017	**1,896**
Cash flow from investing activities		342	**(288)**	131	**(2,682)**
Cash flow from financing activities		(1,394)	**(551)**	(2,149)	**944**
Total cash flow		(87)	**83**	(1)	**158**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	49,732	**49,875**	50,128	**49,858**
Diluted earnings per share (DEPS)	DKK	5.90	**6.39**	10.80	**14.27**
Diluted earnings per share, amortisation of goodwill added (DEPSAA)	DKK	8.14	**6.39**	15.26	**14.27**
Diluted earnings per share, amortisation of goodwill and special items added	DKK	7.11	**6.74**	14.23	**14.25**
Diluted cash flow per share	DKK	19.40	**18.49**	40.24	**38.03**
Diluted number of shares at period-end excluding own shares	'000			49,684	**49,860**
Diluted net asset value per share	DKK			226	**234**
Market price per share	DKK			247	**322**

	31 October 2003	30 April 2004	**31 October 2004**
Balance sheet in DKK million			
Assets	26,209	25,307	**27,847**
Equity	11,241	11,612	**11,679**
Interest-bearing debt, net	7,880	8,291	**9,151**
Invested capital	18,463	19,405	**20,460**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients and Sweeteners

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q2	% YTD
Net sales						
- Texturant products	980	**1,064**	1,994	**2,148**	9	8
- Speciality products	802	**1,037**	1,630	**2,023**	29	24
- Sweeteners	382	**377**	793	**787**	(1)	(1)
Group eliminations	1	**(2)**	4	**-**		
Total	2,165	**2,476**	4,421	**4,958**	14	12
EBIT(A)	319	**329**	649	**718**	3	11
EBIT(A) margin	14.7	**13.3**	14.7	**14.5**	(10)	(1)

- **Rhodia Food Ingredients boosted sales**
- **EBIT(A) margin maintained in H1**
- **Negative organic growth in Europe**

The acquisition of RFI has expanded Danisco's business considerably. The integration is progressing as planned, and the expected synergies are being realised. The EBIT(A) margin was maintained at last year's level. The low growth rates in Europe disappointed, while growth in notably Latin America was a positive surprise.

RFI acquisition boosted sales

Adjusted for the currency impact, Ingredients and Sweeteners grew by 15% in H1, mainly due to the acquisition of RFI, which has been part of Danisco since June 2004. During the period, we have been further convinced that RFI was the right match for Danisco. Synergies worth over DKK 150 million have been identified, and the integration is progressing as planned. The sales force is fully integrated, and we recently announced the first optimisation of production structures.

Cold summer in Europe impacted growth adversely

Danisco's organic growth of 1% was strongly influenced by the weak markets in Europe where sales to beverage and ice-cream producers disappointed on account of the cold summer. Adjusted for this, organic growth for H1 in Ingredients and Sweeteners was nearly 3%. Robust growth areas are Latin America and to some extent Asia where especially China continued the strong trend. Danisco's average organic growth rates for the last four quarters just short of 4% are estimated to be at the high end of the general growth range in the ingredients market.

The weakening of the USD and other currencies had a minor negative effect on performance. EBIT(A) of DKK 718 million would have been DKK 730 million and sales higher by around DKK 120 million at the exchange rates prevailing last year.

Product areas

Texturant products

Price adjustments had positive effect

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 1%. Emulsifier products maintained the price adjustments introduced earlier in the year to compensate for rising raw material prices. Sales of functional systems suffered from the cold summer weather in Europe, which meant lower sales to the ice-cream producers. Stabilisers generated very strong sales in Asia, with particularly the Japanese market advancing. Sales volumes within texturant products fell by 2% adjusted for the RFI acquisition. This testifies to our continued focus on EBITA margins rather than growing market shares. In September, we decided to expand our pectin production capacity by establishing a plant in Brazil. The investment amounts to around DKK 300 million, but does not change our expectation for this year's investment level.

Speciality products

Sales boosted by RFI acquisition

The biggest impact of the integration of RFI was within speciality products, including the product areas cultures, flavours and enzymes. Sales were ahead 24% with RFI adding 26% and a 3% negative impact from exchange rates, resulting in organic growth of 1%. The new bakery enzyme POWERSoft was introduced in the USA and met with a favourable reception. Launch of the enzyme in Europe is expected in spring 2005. Sales of enzymes to the feed industry were excellent in North America particularly, with the Canadian market back on track after last year's Avian Flu impact.

Sales synergies showing effect

The new cultures division grew considerably and boosted earnings in H1, in part due to the initial realisation of the sizeable sales synergies that were anticipated at the announcement of the RFI deal. The sales force is now fully integrated, and the optimisation of production structures has been initiated. The integration is progressing as planned.

Weather impacted flavour sales

Due to the cold summer weather in Europe, Flavours suffered from failing sales to the beverage industry, in particular. The citrus market in the USA, where Danisco has a major market share, was subject to unstable weather conditions hitting the southern part of the country in the period under review. Steps have been taken to restructure the flavour production in Europe but are not expected to have full impact until the next financial year. These factors had a negative effect on growth and earnings in H1.

Sweeteners

Own production of xylitol to be established in China

Organic growth of sweeteners was 1% with volumes down by nearly 2%. The price pressure on xylitol in Asia is declining, as Chinese producers have started raising prices due to higher costs for raw materials (xylose). Danisco is now planning its own production in China of both xylitol and xylose to achieve further cost optimisation and accommodate the ever-rising demand. This will take the form of a joint venture with Danisco as the majority shareholder. The agreement is expected to be in place so the production can take off in the course of spring 2005.

Downward trend for low-carb introductions in the USA

Sales of Litesse® to producers of a wide range of low-carb products did not achieve last year's very high levels, and generally there is a downward trend in the number of low-carb product introductions. However, we expect

this market segment to continue to represent a large part of Danisco's sales in the USA, Europe and Australia.

Geographic markets

Europe

Weather reduced growth by close to 3%

The development on the European market has for quite some time been fairly weak. This trend continued with 3% negative organic growth. The cold summer and the subsequent failing sales to the beverage and ice-cream industries affected growth negatively by almost 3%. In particular sales of flavours and functional systems suffered from the cold weather. On the back of the generally weak market situation, sales of cultures in Europe nevertheless managed to progress, in part resulting from the initial effect of the sales synergies after the RFI takeover. Organic sales growth in Russia was around 9%.

North America

Trans fat replacer – new growth area

Adjusted for currency changes, sales in North America rose 20%, mainly attributable to the acquisition of RFI. Organic growth of 1% did not reach the level achieved at the end of the financial year 2003/04. Growth was influenced by the downward trend for new low-carb products relative to last year. However, we expect low-carb products to continue to make up a major part of Danisco's market going forward. Emulsifier sales were positively affected by the increased focus on products with low or no trans fat content but also by price rises introduced earlier this year. Probiotic culture sales also contributed positively to growth.

Latin America

Currency-adjusted growth in Latin America reached 20% with organic growth representing 10%. In particular sales of functional systems to the dairy industry saw a positive development. Sales of emulsifiers were also favourably influenced by the price adjustments introduced earlier in the year to compensate for rising raw material costs.

Asia-Pacific

Organic growth of over 20% in China

Recording organic growth of more than 20%, China continued as the growth driver in Asia. Flavour sales in China maintained the strong trend just as xylitol sales have started to progress. The Japanese market also grew within a broad range of Danisco's products. Organic growth for the entire region was 4%. In Southeast Asia, the tough competitive environment prevailed with price pressure on xylitol, however on a decreasing scale towards the end of the period.

Q2

Restructuring of Flavours division started

Sales in Q2 rose 14%, boosted by the RFI takeover. Organic growth was 1%, and the EBIT(A) margin 13.3% (14.7%). The lower margin is in part attributable to the development in the Flavours division, which was hit by the cold summer weather in Europe. This development evidences that the decision to restructure the division was right, although it will not take full effect until the next financial year. The performance in texturant products was to some extent affected by RFI's transition to Danisco ownership. This was expected and is assessed to be of a temporary nature. Texturant products also suffered from lower sales to ice-cream producers in Europe.

Sugar

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q2	Change % YTD
Net sales	2,090	**1,965**	3,922	**3,727**	(6)	(5)
EBIT(A)	294	**294**	558	**529**	-	(5)
EBIT(A) margin	14.1	**15.0**	14.2	**14.2**	6	-

- **Cold summer impacted sales**
- **Lower overheads**
- **EBIT(A) margin maintained in H1**

The cold summer weather meant failing sales, partly offset, however, by lower overheads. This maintained the level of the EBIT(A) margin.

Cold summer impacted sales

This year's cold summer in Europe hit sugar sales in several ways. The berry season was poor, which had a negative effect on retail sales, and sales to the beverage and ice-cream industries were disappointing. The obesity debate gained momentum and the ensuing focus on sugar also impacted sales adversely. Industrial sales thus fell short of last year's level. Altogether, this development produced a 5% decline in sales to DKK 3,727 million (DKK 3,922 million).

The lower sales generated increased stock levels, which raised working capital. The level is expected to be reduced within this financial year.

Low-priced storage suger still available in Lithuania

Sales in Lithuania were heavily influenced by the transition to the EU market, as sugar accumulated in stocks prior to the EU membership is still being sold.

Overheads fell compared with last year, which was due to the ongoing optimisation as well as deferred costs. This maintained the EBIT(A) margin at last year's level.

World market sugar prices averaged above last year's level, also in DKK, which had a positive impact on performance. However, as expected, EBIT(A) fell 5% to DKK 529 million (DKK 558 million).

Panel case appealed

The EU lost the panel case in the WTO, and an appeal against the decision has now been lodged. A decision is not expected until spring 2005. The case is assumed to influence the new EU Commission's draft proposal for a new sugar market regulation, and announcement of the proposal is therefore not expected until after the panel case has been decided.

Q2

Sales in Q2 fell 6% to DKK 1,965 million (DKK 2,090 million) on account of the situation in Lithuania and lower industrial sales in Denmark for one, where sales of liquid sugar did not match last year's level. The situation is considered to be of a temporary nature. Deferred overheads had a major impact in Q2, and the EBIT(A) margin rose to 15%, with EBIT(A) unchanged at DKK 294 million.

Innovation

Major boost of innovation organisation

The acquisition of RFI has brought along an innovation network of more than 100 scientists and food technologists specialised in the development of cultures for food. This has enhanced Danisco's competencies within fermented dairy, desserts, meat and food safety. All innovation projects in RFI's pipeline have been reviewed. The projects of critical importance for the future food cultures and their production have also been identified and started.

New stabiliser technology for ice cream

Danisco has developed and marketed CREMODAN® IcePro, a new range of stabilisers with patented technology designed to control heat-shock in ice cream.

In the area of food safety, we have obtained approval for our new product Guardian™ 250 from the US Department of Agriculture/Food Safety and Inspection Service (USDA/FSIS) as an anti-listerial solution in meat and poultry sausages. The product is now being marketed with success in the USA.

Danisco Venture

All eight portfolio companies are developing as planned and are entering more and more collaboration agreements with Danisco and other companies. The total book value of Danisco Venture's investments does not exceed DKK 100 million.

Sustainability

Customer brochure produced

Danisco has increased its focus on promoting our work with product safety and traceability systems to customers, as well as those Danisco employees who have regular contact with our customers. We have produced a customer brochure, which we give to customers when they perform audits at our production sites. Danisco's sales representatives have also received the brochure.

We are in the process of gathering information for the next Sustainable Development Report, which will be published during summer 2005. Data collection for the environmental area is taking place, and site audits are being conducted by csr-network, the assurance providers of the Sustainable Development Report.

Associated undertakings

Rising income from Genencor

Income from associated undertakings increased to DKK 44 million (DKK 20 million) of which DKK 18 million represents discontinuation of goodwill amortisation of our share of Genencor income. Last year's income contribution included DKK 5 million from AFE (Amcor Flexibles Europe A/S), taking the real increase in the Genencor income contribution to DKK 11 million.

Special items

Special items of net DKK 1 million

Danisco has announced plans to restructure the production structure in the Flavours division primarily in Europe as well as in connection with the RFI integration. A total of DKK 64 million has been charged for this purpose. The charge is offset by the DKK 65 million book gain from the sale of Danisco Seed's oilseed rape business. Special items were thus DKK 1

million (DKK 72 million). Last year, special items were affected by the book gain from the sale of AFE (Amcor Flexibles Europe A/S) and insurance compensation of DKK 22 million in Sugar.

Changes in accounting principles

IFRS 2 and IFRS 3 implemented

Changes in accounting principles affected the profit and loss account at three instances: 1) The discontinuation of goodwill amortisation affected EBIT favourably by DKK 205 million. 2) Share-based payments are now charged on a current basis, and Danisco's share price increase has resulted in a DKK 36 million book expense impact on EBIT(A). 3) The discontinuation of goodwill amortisation also raised income from associated undertakings by DKK 18 million.

Share-based payments

In H1, 450,582 options were exercised of the programme issued in 2000. The Executive Board exercised a total of 206,082 options of the total allocation of 226,482 options in 2000. 316,400 options remain outstanding for exercise no later than April 2005. Shares bought and net differential payments from Danisco were around DKK 19 million cash in H1.

Cash flow

Operating cash flow lower than last year

Cash flows from operating activities of DKK 1,896 million (DKK 2,017 million) compared with last year were negatively affected by the lower share of profit before goodwill amortisation. At the same time, both Sugar and Ingredients and Sweeteners had more funds tied up in stocks. In Ingredients and Sweeteners, the acquisition of RFI also increased funds tied up as trade debtors rose. Sugar restitution receivables from the EU were at level with last year and did therefore not affect cash flows adversely.

Own shares

Cancellation of 2.7% of share capital

The Board of Directors of Danisco A/S today upon expiry of the statutory notice decided to effect the capital writedown as resolved at the Annual General Meeting on 26 August 2004 by cancellation of 1,380,000 own shares of a nominal value of DKK 27,600,000, which leaves the share capital of a nominal value of DKK 993,771,040 (49,688,552 shares). Danisco no longer has a holding of own shares.

As resolved at the Annual General Meeting on 26 August 2004, Danisco has authority to purchase own shares up to 10% of the share capital, which will be used for the continued development of the company's capital structure, for the financing of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy.

Change in share buybacks

The prospects of consolidation in our industries have gained pace. This triggers a change of the assumptions for our share buyback programme. We expect a number of favourable acquisition opportunities to become available. The dividend policy allows Danisco to use about DKK 1 billion for share buybacks in the financial year 2004/05, provided there is no need for liquid funds for making value-creating acquisitions. Danisco has therefore decided to limit the planned share buyback programme from DKK 1 billion to DKK 300 million in the second half of 2004/05 to maintain the financial resources.

Outlook for 2004/05

Acquisition of Rhodia Food Ingredients

Outlook for RFI upgraded to over DKK 200 million

RFI is expected to grow sales by around DKK 1,400 million. EBIT before special items is now expected to be over DKK 200 million after realisation of the synergies planned for the first year following the merger. Previously, EBIT was expected to be in the range of DKK 150-170 million.

Special items

Special items are expected to impact consolidated profit unfavourably by around DKK 175 million, leaving around DKK 175 million of the expected total charge outstanding.

Assumptions

Outlook for 2004/05 is based on a USD exchange rate of DKK 5.84 for the rest of the year against previously DKK 6.18 at the Q1 announcement 2004/05. The average rate in 2003/04 was DKK 6.29.

Sales

Total sales are narrowed from the range of DKK 17.5-19.0 billion and are now expected to be in the range of DKK 17.6-18.6 billion (DKK 16.4 billion).

Ingredients and Sweetener sales are narrowed from the range of DKK 10.0-11.0 billion and are now expected to be in the range of DKK 9.8-10.3 billion (DKK 8,653 million). Sales in Sugar are changed from the range of DKK 7.5-8.0 billion to the range of DKK 7.8-8.3 billion (DKK 7,941 million).

Earnings before special items and share-based payments

Consolidated earnings (EBIT) are narrowed from the range of DKK 2,250-2,450 million and are now expected to be in the range of DKK 2,250-2,350 million (DKK 2,138 million).

For Ingredients and Sweeteners, earnings (EBIT) are narrowed from the range of DKK 1,400-1,550 million and are now expected to be in the range of DKK 1,400-1,475 million (DKK 1,235 million). Earnings (EBIT) in Sugar are maintained in the range of DKK 1,050-1,100 million (DKK 1,107 million).

Consolidated profit

Consolidated profit before charge for share-based payments but after deduction of special items of around DKK 125 million net of tax is maintained in the range of DKK 1,300-1,400 million (DKK 1,032 million).

USD sensitivity

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2002/03 and 2003/04 and is calculated on a translation assumption. The figures include RFI. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year sales of the order of DKK 625-675 million, and earnings (EBIT) of the order of DKK 75-90 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

16 December 2004

Anders Knutsen, Chairman of the Board of Directors   Alf Duch-Pedersen, CEO

Financial calendar

18 February	2005	IR quiet period for 9M
17 March	2005	9M results (May-January)
21 May	2005	IR quiet period for full year
21 June	2005	Full-year results 2004/05
22 August	2005	IR quiet period for Q1
25 August	2005	Annual General Meeting 2005
19 September	2005	Q1 results (May-July)
24 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-October)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-January)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

PROFIT AND LOSS ACCOUNT 1 May - 31 October 2004

(Unaudited)

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**
Net sales	4,210	**4,399**	8,251	**8,605**
Cost of sales	(2,877)	**(2,960)**	(5,617)	**(5,783)**
Gross profit	1,333	**1,439**	2,634	**2,822**
Research and development costs	(99)	**(121)**	(197)	**(239)**
Distribution and sales costs	(454)	**(491)**	(882)	**(967)**
Administrative expenses	(236)	**(267)**	(460)	**(487)**
Other operating income	24	**28**	38	**44**
Other operating expenses	(5)	**(16)**	(11)	**(26)**
Share-based payments	(4)	**(15)**	-	**(36)**
Operating profit before special items and amortisation of goodwill (EBIT(A))	559	**557**	1,122	**1,111**
Special items	72	**(24)**	72	**1**
Amortisation of goodwill	(102)	**-**	(205)	**-**
Operating profit	529	**533**	989	**1,112**
Income from participating interests in associated undertakings	2	**8**	20	**44**
Other financial expenses, net	(72)	**(81)**	(148)	**(150)**
Profit before tax	459	**460**	861	**1,006**
Income tax expense	(153)	**(131)**	(299)	**(279)**
Consolidated profit	306	**329**	562	**727**
Consolidated profit attributable to minority interests	(13)	**(10)**	(21)	**(16)**
Danisco's share of consolidated profit	293	**319**	541	**711**
Diluted earnings per share (DEPS) DKK	5.90	**6.39**	10.80	**14.27**
Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	8.14	**6.39**	15.26	**14.27**
Diluted earnings per share, amortisation of goodwill and special items added DKK	7.11	**6.74**	14.23	**14.25**

CASH FLOW STATEMENT 1 May - 31 October 2004

(Unaudited)

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**
Cash flow from operating activities				
Danisco's share of consolidated profit	293	**319**	541	**711**
Depreciation	215	**223**	428	**461**
Amortisation of goodwill	102	**-**	205	**-**
Change in working capital	333	**359**	775	**745**
Other adjustments	22	**21**	68	**(21)**
Cash flow from operating activities	965	**922**	2,017	**1,896**
Cash flow from investing activities	342	**(288)**	131	**(2,682)**
Cash flow from financing activities	(1,394)	**(551)**	(2,149)	**944**
Decrease/increase in cash and cash equivalents	(87)	**83**	(1)	**158**
Cash and cash equivalents at the beginning of the period	490	**378**	408	**304**
Exchange adjustment of cash and cash equivalents	(2)	**(10)**	(6)	**(11)**
Cash and cash equivalents at the end of the period	401	**451**	401	**451**

BALANCE SHEET
Assets

DKK million	31 October 2003	30 April 2004	**31 October 2004**
Intangible fixed assets	6,390	6,240	**7,841**
Tangible fixed assets	8,081	8,000	**8,184**
Financial fixed assets	2,835	2,474	**2,477**
Fixed assets total	17,306	16,714	**18,502**
Stocks	5,096	5,093	**5,404**
Debtors	3,405	3,196	**3,490**
Other participating interests and investments	1	0	**0**
Cash and cash equivalents	401	304	**451**
Current assets total	8,903	8,593	**9,345**
Assets total	26,209	25,307	**27,847**

Liabilities and equity

Share capital	1,021	1,021	**994**
Other reserves	10,220	10,591	**10,685**
Equity total	11,241	11,612	**11,679**
Minority interests	267	288	**276**
Provisions	2,031	2,014	**2,116**
Amounts falling due after more than one year	5,430	5,808	**4,978**
Amounts falling due within one year	7,240	5,585	**8,798**
Creditors total	12,670	11,393	**13,776**
Liabilities and equity total	26,209	25,307	**27,847**

Changes in equity

DKK million		
Balance at the beginning of the period	11,420	**11,651**
Changed accounting policy	(16)	**(39)**
Restated balance at 1 May 2004	11,404	**11,612**
Profit for the period	541	**711**
Dividends paid	(311)	**(323)**
Repurchase of own shares	(356)	**-**
Sale of own shares	-	**1**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(79)	**(238)**
Other movements in equity	42	**(84)**
Balance at the end of the period	11,241	**11,679**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2004	1,384,500	27,690	2.71
Purchase	-	-	0.00
Exercised share options	(4,500)	(90)	-0.01
Reduction of share capital	(1,380,000)	(27,600)	-2.70
Holding at 31 October 2004	-	-	**0.00**

*) On 26 August 2004, the AGM adopted a reduction of the share capital by a nominal value of DKK 27.6 million (1,380,000 shares) to DKK 993.8 million (49,688,552 shares) through cancellation of own shares. After expiry of the statutory notice, the Board of Directors today decided finally to effect the capital reduction and to register the capital reduction with The Danish Commerce and Companies Agency.

OTHER SEGMENT DETAILS 1 May - 31 October 2004

(Unaudited)

Net sales by business segment

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q2	Change % YTD
Ingredients and Sweeteners	2,165	**2,476**	4,421	**4,958**	14	12
Sugar	2,090	**1,965**	3,922	**3,727**	(6)	(5)
Group eliminations	(45)	**(42)**	(92)	**(80)**	.	.
Total	4,210	**4,399**	8,251	**8,605**	4	4

Net sales by geographic segment

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	508	**497**	964	**983**	(2)	2	11	11
Other Nordic countries	1,107	**1,090**	2,157	**2,111**	(2)	(2)	25	25
Rest of Western Europe	830	**965**	1,681	**1,890**	16	12	22	22
Eastern Europe	405	**326**	798	**660**	(20)	(17)	8	8
North America	549	**637**	1,116	**1,261**	16	13	14	15
Latin America	195	**222**	375	**420**	14	12	5	5
Asia-Pacific	414	**449**	832	**899**	8	8	10	10
Rest of the world	202	**213**	328	**381**	5	16	5	4
Total	4,210	**4,399**	8,251	**8,605**	4	4	100	100

Operating profit before special items and amortisation of goodwill (EBIT(A)) by business segment

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients and Sweeteners	319	**329**	649	**718**	3	11	13.3	14.5
Sugar	294	**294**	558	**529**	-	(5)	15.0	14.2
Share-based payments	(4)	**(15)**	-	**(36)**	.	.	.	.
Unallocated, other	(50)	**(51)**	(85)	**(100)**	.	.	.	.
Total	559	**557**	1,122	**1,111**	-	(1)	12.7	12.9

Special items by business segment

DKK million	Q2 2003/04	**Q2 2004/05**	YTD 2003/04	**YTD 2004/05**
Ingredients and Sweeteners	-	**(24)**	-	**(64)**
Sugar	22	**-**	22	**65**
Unallocated, other	50	**-**	50	**-**
Total	72	**(24)**	72	**1**

SALES GROWTH IN INGREDIENTS AND SWEETENERS
1 May - 31 October 2004

(Unaudited)

Q2 2004/05 compared to Q2 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	15	-	**15**	18	**(3)**	43
North America	16	(9)	**25**	22	**3**	26
Latin America	14	(6)	**20**	14	**6**	9
Asia-Pacific	8	(5)	**13**	9	**4**	17
Rest of the world	24	-	**24**	11	**13**	5
Total	14	(4)	**18**	17	**1**	100
Sales growth in product segment						
Texturant products	9	(4)	**13**	12	**1**	43
Speciality products	29	(3)	**32**	31	**1**	42
Sweeteners	(1)	(3)	**2**	-	**2**	15
Total	14	(4)	**18**	17	**1**	100

YTD 2004/05 compared to YTD 2003/04

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	12	-	**12**	15	**(3)**	44
North America	13	(7)	**20**	19	**1**	25
Latin America	13	(7)	**20**	10	**10**	8
Asia-Pacific	8	(3)	**11**	7	**4**	18
Rest of the world	23	1	**22**	10	**12**	5
Total	12	(3)	**15**	14	**1**	100
Sales growth in product segment						
Texturant products	8	(3)	**11**	10	**1**	43
Speciality products	24	(3)	**27**	26	**1**	41
Sweeteners	(1)	(2)	**1**	-	**1**	16
Total	12	(3)	**15**	14	**1**	100

3

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7.1.2005

Employee-elected Board member retires from the Board of Directors

Notice no. 01/2005

The employee-elected Board member, Børge A. Pedersen, retires from the Board of Directors of Danisco A/S. His alternate, Flemming Kristensen, Senior Shop Steward, Danisco Grindsted, will take his seat on the Board.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

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16.12.2004

Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 26 August 2004 by cancelling 1,380,000 own shares of DKK 27,600,000 nominal value. After the reduction, the company´s share capital is DKK 993,771,040 nominal value, corresponding to 49,688,552 shares.

Pursuant to Section 28, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2004, Danisco A/S holds 0 own shares.

Our most recent notice on Danisco´s holding of own shares was that of 16 December 2003, in which we reported that as of that date, Danisco´s holding of own shares totalled 1,384,500 shares each of a nominal value of DKK 20, equivalent to 2.71 per cent of the share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

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16.12.2004
Announcement of results for H1 2004/05


H1

1 May - 31 October 2004
(unaudited)

Notice no. 13/2004

Please notice that this is an excerpt of the unabridged announcement.
To download the unabridged announcement as a Pdf file please click here.

Major sales boost from Rhodia Food Ingredients
Adjusted for changes in exchange rates, sales in Ingredients and Sweeteners grew 15%, mainly resulting from the acquisition of Rhodia Food Ingredients (RFI). However, organic growth was low because of the difficult market situation in Europe, and the sales development in Sugar was weak. Outlook for full-year consolidated profit is unchanged.

- **EBIT(A) before special items and share-based payments was DKK 1,147 million (DKK 1,122 million)**
  Ingredients and Sweeteners recorded EBIT(A) of DKK 718 million (DKK 649 million). EBIT(A) in Sugar was DKK 529 million (DKK 558 million).
- **Integration of Rhodia Food Ingredients is progressing well**
  RFI is included in H1 by five months. Sales were around DKK 625 million with EBIT(A) around DKK 100 million. Outlook for EBIT(A) is upgraded to over DKK 200 million.
- **EBIT up 12% to DKK 1,112 million (DKK 989 million)**
  The discontinuation of goodwill amortisation affected EBIT favourably by DKK 205 million. Special items contributed a net effect of DKK 1 million (DKK 72 million). Share-based payments of DKK 36 million were expensed as a result of the increase in the share price.
- **Consolidated profit grew 29% to DKK 727 million (DKK 562 million)**
  Net financials were at level with last year.
- **Earnings per share at DKK 14.25 (DKK 14.23)**
  Earnings per share are adjusted for impact of special items and goodwill amortisation in 2003/04. The number of shares included in the calculation is largely unchanged.
- **Share buybacks limited**
  The prospects of consolidation in our industries trigger a change in the earlier announced share buyback programme.To maintain the financial resources the share buyback programme in H2 of 2004/05 is limited from DKK 1 billion to DKK 300 million.

Outlook for 2004/05

- Sales are now expected in the range of DKK 17.6-18.6 billion against previously 17.5-19.0 billion (DKK 16.4 billion).
- Consolidated EBIT before special items and share-based payments is now expected in the range of DKK 2,250-2,350 million against previously

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2,250-2,450 million (DKK 2,138 million). Special items are estimated to impact earnings adversely by around DKK 175 million.

- Consolidated profit before share-based payments is expected in the range of DKK 1,300-1,400 million (DKK 1,032 million).

Anders Knutsen	*Alf Duch-Pedersen*
Chairman of the Board of Directors	*CEO*

To download the unabridged notice as a PDF file please click for English or Danish version.
To download the Excel file please click for English or Danish version.

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Peer Group

Company	Website
ADM	www.admworld.com
Associated British Foods	www.abfoods.com/
Christian Hansen Group	www.chr-hansen.com
CP Kelco	www.cpkelco.com
CSM	www.csm.nl
Degussa	www.degussa.com
DSM	www.dsm.nl
Béghin Say	www.beghin-say.fr
Givaudan	www.givaudan.com
Grünau Illertissen GmbH	
Imperial Chemical Industries	www.ici.com
International Flavour and Fragrance	www.iff.com
Kerry Group	www.kerrygroup.com
Novozymes	www.novozymes.com
Sensient Technologies Corporation	www.ufoods.com
Suedzucker	www.suedzucker.de
Tate and Lyle	www.tate-lyle.co.uk

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Danisco sends an e-mail ev
release major news. Regist
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read more

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ir activities annual general meeting

DANISCO
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Financial Calendar

At this site you can see when Danisco has released or will release important financial information. For further information please contact Danisco's Investor Relations.

Financial events	Date
H1 results for 2005/2006 (May-October)	15 December 2005
IR quiet period for H1 2005/2006	24 November 2005
Q1 results 2005/2006 (May-July)	19 September 2005
Annual General Meeting 2005	25 August 2005
IR quiet period for Q1 2005/2006	22 August 2005
Results for 2004/2005	21 June 2005
IR quiet period for 2004/05	21 May 2005
9M results 2004/2005 (May-January)	17 March 2005
IR quiet period for 9M	18 February 2005
Previous financial events	**Date**
H1 results 2004/2005 (May-October)	16 December 2004
Q1 results 2004/2005 (May-July)	16 september 2004
Annual General Meeting 2004	26 August 2004
Full year results 2003/2004	17 June 2004
End of financial year	30 April 2004
9M results 2003/2004 (May-January)	18 March 2004
First half results 2003/2004 (May-October)	16 December 2003
Q1 results 2003/2004 (May-July)	22 September 2003
Annual General Meeting	28 August 2003
Results for 2002/03	17 June 2003
End of financial year	30 April 2003
Q3 results 2002/2003 (Nov.-January)	19 March 2003
Q2 results 2002/2003 (Aug. - October)	17 December 2002
Q1 results 2002/2003 (May-July)	18 September 2002
Annual General Meeting	5 September 2002
Results for 2001/02	19 June 2002
Q3 results (November - January)	20 March 2002
Q2 results 2001/2002 (August - October)	17 December 2001
Q1 results 2001/2002 (May - July)	18 September 2001
Annual General Meeting	6 September 2001
Accounts for 2000/01	20 June 2001

Related links

- **Annual General Meeting**
  More information about Dan
  General Meeting
  annual general meeting
- **Roadshows**
  View the complete list of roa
  investor meetings or confer
  view roadshows
- **Focus on growth**
  Danisco's strategy is to focu
  in the food producing value
  considered to provide the hi
  value added by tailoring sol
  customer requirements.
  read more
- **Business areas**
  Danisco is one of the world'
  producers of food ingredien
  complete product portfolio, i
  wide range of ingredients m
  natural raw materials.
  read more
- **Receive e-mail notificati**
  Danisco sends an e-mail ev
  release major news.
  subscribe mailing list

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Acquisitions and divestments

View divestments

Acquisitions			
Time	Unit	Activity	Press release
1995			
February	Unibag	Paper bags	-
March	Calder Group	Corrugated Cardboard	-
March	Clyde Currugate	Corrugated Cardboard	-
April	Herning Æske Industri	Corrugated Cardboard	-
May	Pektin Smirice (Czech Republic)	Stabilisers	-
June	Celtic Packaging	Corrugated Cardboard	-
June	Amadeus & Celtic packaging	Corrugated Cardboard	-
June	Hamburger Wellpappenfabrik (Germany)	Corrugated Cardboard	-
July	Crown Corrugated Group	Corrugated Cardboard	-
August	IL Recycling	Corrugated Cardboard	-
September	Westwood Packaging Ltd.	Corrugated Cardboard	-
November	Brownfield's Development	Corrugated Cardboard	-
November	CMB Flexible	Flexible packaging	-
1996			
January	Groko	Frozen vegetables	-
January	A&M Woodcock	Corrugated Cardboard	-
February	Beacon Priont & Packaging	Corrugated Cardboard	-
October	Monoplast	Corrugated Cardboard	-
1997			
April	Schüpbach	Flexible packaging	-
June	Fri-d'Or.	Frozen potatoes	Press release
October	Borthwicks Plc.	Flavours	Press release
		Corrugated	

Related links

Roadshows
View the complete list of roa
investor meetings or confere
read more

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Registe
mailing list.
read more

December	Langfern Packaging	Cardboard	-
1998			
March	Esterchem	Emulsifiers	Press release
June	Share of four sugar producers (Lithuania)	Sugar production	Press release
July	Wilpak	Corrugated Cardboard	-
September	RolDan (Sugar Poland)	Sugar production	Press release
October	Beck Flavors	Flavours	Press release
December	Wisby	Cultures	Press release
1999			
January	Marsh Packaging Group	Corrugated Cardboard	Press release
February	Sidlaw Plc	Flexible packaging	Press release
May	Cultor Oy.	Food ingredients, sugar, feed ingredients, sweeteners, animal and fish feed, Genecor (50 % of a US-based enzymes business)	Press release
2001			
April	Florida Flavours	Flavours	Press release
August	Germantown	Stabiliser blends	Press release
2002			
June 02	Perlarom	Flavours	Press release
2004			
April 04	Henan Tianguan Group Co., Ltd. (80/20 Joint Venture)	Stabilisers	Press release
May	Rhodia Food Ingredients	Cultures, stabilisers, food protection	Press release

Divestments

Time	Unit	Activity	Press release
1999			
October 99	Suomen Rehu	Animal feed	Press release
October 99	Pesquera Pacific Proteins (chile)	Fish feed	Press release
October 99	Ewos	Fish feed	Press release
November 99	Danisco Pack	Corrugated Cardboard	Press release
November 99	Danisco Paper	Paper	Press release
December 99	Daniscos Distillers	Spirits	Press release
2000			
July 00	RolDan (SugarPoland)	Sugar production	Press release
September 00	Danisco Foods (frozen vegetables)	Frozen vegetables	Press release
December 00	Danisco Foods (frozen potatoes)	Frozen potatoes	Press release

2001			
April	Danisco Foods (Mette Munk)	Baked goods	Press release
April	Danisco Flexible	Flexible packaging	Press release
September	Danisco Pack UK	Corrugated Cardboard	Press release
October	Danisco Foods (fruit)	Jam	Press release
2002			
April	Danisco Foods (onions)	Crispy onions	Press release
May	Danisco Foods (condiments)	Mustard, ketchup, dressings, mayonnaisebased and suaces	Press release
2004			
May	Rapeseed oil activity	Oilseed rape seed	Press release

View acquisitions

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Investor Relations Activities

Danisco's Executive Board and Investor Relations department participates in different road shows, fairs, conferences and investor meetings during the year.

Date	Event	Location	Presentation
2005			
31 January - 4 February	Roadshow, Carnegie	USA	-
14 January	Roadshow, Handelsbanken Capital Markets	Oslo, Norway	-
14 January	Roadshow, Handelsbanken Capital Markets	Stockholm, Sweden	-
13 January	Roadshow, Handelsbanken Capital Markets	Helsinki, Finland	-
13 January	Roadshow, ABN Amro/Alfred Berg	Frankfurt, Germany	-
12 January	Roadshow, ABN Amro/Alfred Berg	Paris, France	-
11 January	Roadshow, Enskilda Securities	Edinburgh, Scotland or Dublin, Ireland	-
10 January	Roadshow, Enskilda Securities	London, UK	-
2004			
17 December	Roadshow, Carnegie	Copenhagen, Denmark	Presentation (PDF 0.5 Mb)
16 December	Conference Call, first half results	Copenhagen, Denmark	Presentation (PDF 0.5 Mb)
3 November	Capital market day	Brabrand, Denmark	
	Fabienne Saadanne-Oaks, President, Cultures		Presentation (PDF 1.1Mb)
	Didier Carcano, Innovation Director, Cultures		Presentation (PDF 0.7Mb)
	Leif Kjærgaard, Senior VP, Global Innovation		Presentation (PDF 5.4Mb)
	Jan Barsballe,		Presentation (PDF 0.3Mb)

Related links

Financial Calendar
When will Danisco release f statements? Find the answe Financial Calendar.
financial calendar

Contact Investor Relation:
For further information plea: Danisco's Investor Relation:
contact investor relations

Download service
Download fact sheets, acco presentations and much mo
download service

Any news?
Read the latest press releas Danisco.
read more

Get Acrobat Reader

	Integration Manager Torben Svejgaard, COO, Emulsifiers		Presentation (PDF 0.5Mb)
25 October	WELL contest	Copenhagen, Denmark	Presentation (PDF 6.4 Mb) Presentation (PDF 0.2 Mb)
6 October	Roadshow, Cheuvreux	Milan, Italy	Presentation (PDF 0.4 Mb)
5 October	Roadshow, Enskilda Securities	Frankfurt, Germany	Presentation (PDF 0.4 Mb)
4 October	Roadshow, Enskilda Securities	Paris, France	Presentation (PDF 0.4 Mb)
28 September - 1 October	Roadshow, Enskilda Securities	USA	Presentation (PDF 0.4 Mb)
28 September	Roadshow, Cheuvreux	London, England	Presentation (PDF 0.4 Mb)
27 September	Roadshow, Cheuvreux	Tokyo, Japan	Presentation (PDF 0.4 Mb)
24 September	Roadshow, Carnegie	Helsinki, Finland	Presentation (PDF 0.4 Mb)
23 September	Roadshow, Enskilda Securities	Penang, Malaysia	Presentation (PDF 1.5 Mb) Presentation (PDF 0.4 Mb) Presentation (PDF 0.5 Mb)
20 September	Roadshow, Carnegie	Stockholm, Sweden	Presentation (PDF 0.4 Mb)
17 September	Breakfast presentation, Enskilda Securities	Copenhagen, Denmark	Presentation (PDF 0.4 Mb)
16 September	Conference Call, 1st quarter results	Copenhagen, Denmark	Presentation (PDF 0.5 Mb)
16 August	General presentation, Danske Bank	Copenhagen, Denmark	Presentation (PDF 2.1 Mb)
28 June-2 July	Roadshow, ABN Amro/Alfred Berg	USA and Canada	Presentation (PDF 0.6 Mb)
25 June	Roadshow, Bryan Garnier	Paris, France	Presentation (PDF 0.6 Mb)
24 June	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
23 June	Roadshow, Danske Equities	Amsterdam, The Netherlands	Presentation (PDF 0.6 Mb)
23 June	Roadshow, Carnegie	London, England	Presentation (PDF 0.6 Mb)
22 June	Roadshow, Carnegie	Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
22 June	Roadshow, ABG Sundal Collier	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
18 June	Breakfast	Copenhagen,	Presentation

	Presentation, ABN Amro/Alfred Berg	Denmark	(PDF 0.6 Mb)
17 June	Conference Call, full year results	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
11 May	Roadshow, Cheuvreux	Dublin, Ireland	Presentation (PDF 0.6 Mb)
3-7 May	Roadshow, ABG Sundal Collier	USA	Presentation (PDF 0.6 Mb)
28 April	Roadshow, Danske Equities	London, England	Presentation (pdf 0.6 Mb)
2 April	Roadshow, Smith Barney Citigroup	London, England	Presentation (PDF 0.6 Mb)
26 March	Roadshow, Handelsbanken Securities	Oslo, Norway	Presentation (PDF 0.6 Mb)
25 March	Roadshow, Handelsbanken Securities	Helsinki, Finland	Presentation (PDF 0.6 Mb)
24 March	Roadshow, Enskilda Securities	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
23 March	Roadshow, Carnegie	Frankfurt, Germany Zurich, Switzerland	Presentation (PDF 0.6 Mb)
22 March	Roadshow, Carnegie	Paris, France	Presentation (PDF 0.6 Mb)
19 March	Breakfast Presentation, Danske Equities	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
18 March	Conference Call, nine months results	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
11 March	Conference Call	France	Presentation (PDF 0.4 Mb)
30 January	Road Show, Danske Equities	Oslo, Norway	Presentation (PDF 0.6 Mb)
26 January	Road Show, Danske Equities	Zürich, Switzerland	Presentation (PDF 0.6 Mb)
22-23 January	Roadshow, Enskilda Securities	London England	Presentation (PDF 0.4 Mb)
20 January	Roadshow, Danske Equities	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
16 January	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
15 January	Valuebased Management and Sustainability by CEO Alf Duch-Pedersen Den Danske Finansanalytikerforening (The Danish Association of Financial Analysts)	Copenhagen, Denmark	Presentation (PDF 3.5 Mb)
14-15	Roadshow,	London,	Presentation

January	Enskilda Securities	England	(PDF 0.6 Mb)
13 January	Roadshow, Enskilda Securities	Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
12-16 January	Roadshow, Carnegie	USA	Presentation (PDF 0.6 Mb)
2003			
17 December	Breakfast Presentation, Carnegie	Copenhagen, Denmark	Presentation (PDF 6.3 Mb)
16 December	Conference Call, first half results	Copenhagen, Denmark	Presentation (PDF 6.7 Mb)
2 December	Enskilda, MA-seminar	Copenhagen, Denmark	Presentation (PDF 0.21 Mb)
18 November	Food Ingredients Europe	Frankfurt, Germany	-
10 November	Roadshow, Cheuvreux	Tokyo, Japan	Presentation (PDF 22.1 Mb)
4 November	Sugar Seminar Carnegie	Copenhagen, Denmark	-
30 October	Plant visit Sugar	Örtofte, Sweden	-
13-15 October	Roadshow, Handelsbanken Securities	USA	Presentation (PDF 0.6 Mb)
7 October	Investor Presentation, Sydbank	Grindsted, Denmark	Presentation (PDF 0.6 Mb)
6 October	Investor Presentation, Genencor	Copenhagen, Denmark	Presentation (PDF 0.3 Mb)
1-2 October	Roadshow, Carnegie	London, England & Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
29 September	Roadshow, Cheuvreux	Paris, France	Presentation (PDF 0.6 Mb)
26 September	Roadshow, Cheuvreux	Milan, Italy	Presentation (PDF 0.6 Mb)
24 September	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
23 September	Breakfast Presentation, Handelsbanken Securities	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
22 September	Conference Call, 1st quarter results	Copenhagen, Denmark	Presentation (pdf 0.5 Mb)

danisco.com

DANISCO
First you add knowle

Events

Danisco participates in different fairs, exhibitions, shows etc. At this site you can see where and when.

2005	Country	City	Event
15-18 April	USA	Seattle, WA	Specialty Coffee Associaton of America (SCAA)
September	South Africa	Pretoria	Saafost FIE
29 November-1 December	France	Paris	FI-Europe
2004	**Country**	**City**	**Event**
3-5 March	China	Shanghai	Food Ingredients China 2004 (FIC2004)
31 March-1 April	Denmark	Lyngby	DSE messe (job and career fair) www.studerende.dk
5 April	Denmark	Lyngby	BEST messe on DTU (job and career fair) www.best.dtu.dk
22-23 April	United Kingdom	Birmingham	Biscuit Cake, Chocolate & Confectionary Association Technology Conference 2004 (BCCCA)
24-26 April	USA	Atlanta, Georgia	Specialty Coffee Associaton of America (SCAA)
28 April	Germany		Drouven & Fabry, three-week Chocolate course in Spanish (Emulsifiers for Chocolate)
3-5 May	Germany	Solingen	ZDS Sweet Tec: Gums & Jellies
9-12 May	USA	Cincinnati	American Oil Chemist' Society Annual Meeting & Expo
15-20 May	Germany	Frankfurt	IFFA 2004
17-19 May	France	Strassbourg	ZDS Manufaturing Chewing Gum and Gum Base
1-5 June	France	Cannes	World Perfumery Congress 2004
July	Brazil	Juiz de Fora	Expomaq (Dairy Products and Equipments Fair)
25-28 July	Australia	Brisbane	37th Annual AIFST Convention
15-18 August	USA	Las Vegas, NV	International Baking Industry Expo (IBIE)
24-27 August	South Africa	Cape Town	Dietetic Congress
September	South Africa	Pretoria	Saafost FIE
31 August - 2	Brazil	São Paulo	Food Ingredients South America

Related links

Need to know more?
Danisco's Investor relations participate in many exhibitio year. Need further informati free to contact the IR-depar
read more

Historical events
Many historical events has s Danisco as it is to day.
read more

Any news?
Read the latest press releas whats happening in Daniscc
read more

September			2004
October	Colombia	Cartagena	ALIM (Latin American Bakery Show)
1-2 October	Denmark	Copenhagen	SICEF messe (job and career fair) www.sicef.dk
20-22 Octobre	France	Grasse	Centifolia Congress 2004
November	Brazil	São Paulo	ABITRIGO (Brazilian Bakery Show)
16-18 November	Holland	Amsterdam	HI-Europe 2004

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DANISCO
First you add knowle

Our philosophy

Danisco invests in people!



We consider our employees to be our most important asset because it is our employees who enable us to realise our vision of becoming the leading onestop supplier to the international food industry.

Creative solutions
The consumer wants healthy, safe and tasty foods. We want to provide the food industry with creative solutions to that demand!

Drive and innovative spirit
Therefore curiosity, drive and innovative spirit are highly valued skills in Danisco. Because if you don't question yesterday's solutions you will never be able to come up with the answer to tomorrow's challenges.

Rewarding working environment
We make demands of the people who choose a future with Danisco. But being a member of the Danisco family is also very attractive. We create a challenging and rewarding working environment for our employees. We offer lifelong learning on the job and through regular education and training. And with more than 9,000 jobs in more than 40 countries we offer lots of possibilities of both personal and professional growth.

Alf Duch-Pedersen
Chief Executive Officer
Danisco A/S

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Related links

We build competencies
We have a challenging work
environment where continu
and development are natur
everyday life.
more about danisco's va

Our approach to sustainal
We believe that by making
social accountability an inte
way we work we will create
value on an economically, s
environmentally sustainable
read more

What is Danisco?
Danisco is one of the world'
producers of food ingredien
supplier of speciality sweete
among the most efficient su
in Europe.
more about danisco

Danisco's strategy
Danisco wants to create val
shareholders.
read more

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development

Working at Danisco



Danisco wants to attract, develop, and retain the talents and skills to enable us to have the right person in the right job at the right point in time.

We want to be recognised as an attractive workplace in all countries all over the world where we operate.

High ethical standards
Working at Danisco means working in a company with a clear strategy and ambitious objectives and a commitment to strong values and high ethical standards. We believe in good and long-lasting relations with all of our important stakeholders - our shareholders, employees, our customers and the societies in which we operate.

Motivating managers
Working at Danisco means spending your working day among enthusiastic and talented colleagues and working together with inspiring and motivating managers. We want to create a challenging and rewarding working environment for all of our employees.

Personal and professional development
Working at Danisco, means there will be opportunities for personal and professional development. Through continuous dialogue between you and your superior we want to be certain that your job remains challenging and interesting. On the job training, education, internal recruitment, and postings abroad are some of the tools that we use to obtain our goal.

Competitive compensation
Working at Danisco also means receiving a competitive compensation for your efforts. Money is not everything, but it is still important. We continuously evaluate the job and its responsibilities combined with performance, and we try to put together a competitive compensation package in the form of salaries, bonuses, various kinds of benefits, employee-shares, share options etc.

Klaus Friis-Hansen,
Senior Vice President,
Corporate Human Resources

Read more about our seven common principles
Read more about job mobility

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DANISC(
First you add knowle

Related links

We build competencies
We have a challenging work environment where continu and development are natura everyday life.
more about danisco's va

Get to know us
Danisco participates in job a fairs.
see where and when

Our approach to sustainal
We believe that by making c social accountability an inte way we work we will create value on an economically, s environmentally sustainable
read more

What is Danisco?
Danisco is one of the world' producers of food ingredien supplier of speciality sweete among the most efficient su in Europe.
more about danisco

Danisco's strategy
Danisco wants to create val shareholders.
read more

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Vacant jobs at Danisco

Below you will find a list of all the jobs available at Danisco at the moment. Please notice that the advertisement may be published in a national language.

If you can't find a suitable vacant position in the list below, please feel free to send us *your application form.*



Scientist in Microencapsulation

Closing date for applications: 17-01-2005
Location: Aarhus, Denmark
Division: Danisco A/S
Language: English
Read more

Scientist

Closing date for applications: 07-01-2005
Location: Aarhus, Denmark
Division: Danisco A/S
Language: Danish
Read more

Laboratoriechef, Danisco Sugar & Sweeteners Development Center

Closing date for applications:
Location: Nakskov, Denmark
Division: Danisco Sugar
Language: Danish
Read more

Laborant

Closing date for applications:
Location: Nakskov, Denmark
Division: Danisco Sugar
Language: Danish
Read more

R & D Engineer (Chemistry) - PhD or MSc for process development

Closing date for applications:
Location: Nakskov, Denmark
Division: Danisco Sugar
Language: English
Read more

Business Manager - feed ingredients

DANISCC
First you add knowle

Related links

Social Responsibility
We create value for the soci
we operate by acting as a re
neighbour, by integrating su
into our operations, and by I
employer.
Read more

Sustainable development
Being committed to sustaina
integral part of Danisco's vis
the leading supplier of selec
feed ingredients to custome
read more

What is Danisco?
Danisco is one of the world'
producers of food ingredien
supplier of speciality sweete
among the most efficient su
in Europe.
read more

Closing date for applications:

Location:	Mexico
Division:	Danisco Animal Nutrition
Language:	English

▫ Read more

---

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Apply for a job

How to send your application
There is probably not a set of qualifications or type of business experience which we cannot use at Danisco. We need both generalists and specialists.

Perhaps you are the missing link in one of our departments. Perhaps you and your unique way of thinking are just what we lack to make one of our teams even more dynamic. Who knows!

One thing is for sure. We need people for whom imagination and vision are just as natural as the desire for professional growth and attainments of more skills.

If you would like to work at Danisco, you are very welcome to send us your application as an attached file (fx Word file or pdf file) to an e-mail. We need to know:

- Your name, address, date of birth and your e-mail address if you have such one.
- Which function and/or department/division, do you prefer to work at in Danisco? (about Danisco's business areas).
- Why do you want to work at Danisco?
- Previous work experience.
- Schools and educational background.
- Language skills.

If you decide to send your application we promise to review it thoroughly and tell you, if we have any available jobs that match your qualifications (Read Privacy policy).

Send your application to: jobs@danisco.com

Related links

We build competencies
We have a challenging worl environment where continuc and development are naturε everyday life.
more about danisco's va

Get to know us
Danisco participates in job ε fairs.
see where and when

Our approach to sustainal
We believe that by making c social accountability an inte way we work we will create value on an economically, s environmentally sustainable
read more

What is Danisco?
Danisco is one of the world' producers of food ingredien supplier of speciality sweete among the most efficient su in Europe.
more about danisco

Danisco's strategy
Danisco wants to create val shareholders.
read more

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DANISCO
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Danisco proudly sponsors:



The Bournonville Festival 2005 at the Royal Theatre, Copenhagen, Denmark

In addition to activities and initiatives linked specifically to the festival in 2005, the sponsorship also comprises a new production of Bournonville's La Sylphide, which already plays this season and will be included in the festival repertoire in 2005.

3rd Bournonville Festival
Royal Danish Ballet | June 3 - 11 2005

- Visit the Bournonville Festival 2005 website



The Pantomime Theatre in Tivoli, Copenhagen, Denmark

The Pantomime Theatre - the Chinese peacock theatre - is the oldest and the only listed building in Tivoli. It was designed in 1874 by Danish architect Wilhelm Dahlerup, who created the Royal Danish Theatre around the same time. The theatre is renowned for its magnificent peacock curtain.

TIVOLI

- Visit Tivoli's website

Related links

Media Relations
Tel.: +45 3266 2913

Natalie E. Weber
Direct tel.: +45 3266 292
Mobile: +45 2876 5104

Carl Johan Corneliussen
Direct tel.: +45 3266 292
Mobile: +45 2615 2127

Want to know more about sponsorships?

Read the press release abo sponsorship of the Bournon 2005.
read more

Read the press release abo sponsorship of the Pantomi
read more

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whatever flavour you like – we make it

DANISC

First you add kno

Welcome to Danisco Investor Relations online

These pages are specially designed for shareholders, investors, analysts and others interested in following the financial results of Danisco A/S.

At this site, you will find our latest presentations, annual reports, notices to the stock exchange, information about Danisco's share price development and other financial data.

Please do not hesitate to contact Investor Relations if you have any questions or would like further information.

Share price

DKK 339.83	% -0.05 ↓


DKK ■ Danisco
KFX ■ DKK
340
330
325
288
284
280
1 month 2/14/2004 - 01/14/2005

Updated: 01-17-2005 16:59 CET

open details

Latest financial news:

7.1.2005
Employee-elected Board member retires from the Board of Directors
Børge A. Pedersen, retires from the Board of Directors of Danisco A/S. Flemming Kristensen, Danisco Grindsted, will take his seat on the Board
read more

more financial news

Online report
The online version of Danisco's Annual Report and Profile 2003/04 is available in an English and a Danish version. Please notice that the online version opens in a new window and requires a flash plug-in on your pc (click here to



Related links

Investor relations
Michael von Bülow
Direct tel.: +45 3266 292(
Mobil: +45 2149 2305

Dan Togo Jensen
Direct tel.: +45 3266 292!
Mobil: +45 4043 4397

Danisco Privat I
Klik her for inform
om Danisco på d

Download service
Download fact sheets, prese
accounts, Excel spreadshee
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IR events
View the complete list of ro
investor meetings or confer
ir events

Danisco in the media
Read the latest press cover
Danisco.
in the media

Danisco's e-mail service
Danisco sends an e-mail ev
release major news.
subscribe e-mail service

download Flash plug-in).

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7.1.2005

Employee-elected Board member retires from the Board of Directors

Notice no. 01/2005

The employee-elected Board member, Børge A. Pedersen, retires from the Board of Directors of Danisco A/S. His alternate, Flemming Kristensen, Senior Shop Steward, Danisco Grindsted, will take his seat on the Board.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

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